10/7

Follow-Up Materials

08005500

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________

PROCESSED
OCT 22 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ____

(03/94)

ADB

Asian Development Bank

083-00002

Board of Directors

FOR OFFICIAL USE ONLY

SUPPL

R198-08
9 September 2008

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 June 2008.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 30 September 2008), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: H. S. Jung, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

ADB

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 June 2008
(Unaudited)

Asian Development Bank

CONTENTS

30 June 2008

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). Effective 1 January 2008, ADB also adopted FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)".

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2007. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	30 June 2008	30 June 2007	31 December 2007
Net Income	310	14	765
Return on Earning Assets	1.34%	2.25%	1.79%
Return on Loans	4.59%	5.18%	5.00%
Return on Investments	3.71%	4.70%	4.68%
Cost of Borrowings	4.45%	5.89%	4.32%
Equity-to-Loan Ratio	43.00%	45.25%	44.54%
	Pre-FAS 133/159 Basis		
	30 June 2008	30 June 2007	31 December 2007
Net Income	320	327	711
Return on Earning Assets	1.36%	1.50%	1.66%
Return on Loans	4.56%	5.11%	5.14%
Return on Investments	3.80%	4.55%	4.72%
Cost of Borrowings	3.82%	4.68%	4.68%
Equity-to-Loan Ratio	42.26%	46.63%	44.68%
	Current Value Basis		
	30 June 2008	30 June 2007	31 December 2007
Net Income	(105)	262	1,159
Return on Earning Assets	0.48%	1.31%	2.65%
Return on Loans	4.13%	2.95%	6.40%
Return on Investments	4.02%	4.78%	7.77%
Cost of Borrowings	3.63%	3.00%	5.32%
Equity-to-Loan Ratio	42.41%	47.25%	45.13%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the six months ended 30 June 2008. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133/159 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 3: Condensed Current Value Income Statements for the Six-Month Periods Ended 30 June 2008 and 2007
In thousands of U.S. dollars

	30 June 2008					30 June 2007
	Statutory Basis	Reversal of FAS-133/159 Effects [a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	725,331	-	725,331	-	725,331	695,842
From investments	337,549	-	337,549	-	337,549	316,465
From guarantees	2,872	-	2,872	-	2,872	2,370
From equity investments	3,321	1,898	5,219	(1,898)	3,321	42,860
From other sources - net	8,782	-	8,782	-	8,782	6,720
Total Revenue	**1,077,855**	**1,898**	**1,079,753**	**(1,898)**	**1,077,855**	**1,064,257**
EXPENSES						
Borrowings and related expenses	665,417	-	665,417	-	665,417	665,991
Administrative expenses	74,834	-	74,834	-	74,834	67,429
Technical assistance to member countries	(290)	-	(290)	-	(290)	(234)
Provision for losses	(1,241)	-	(1,241)	1,241	-	-
Other expenses	2,594	-	2,594	-	2,594	1,948
Total Expenses	**741,314**	**-**	**741,314**	**1,241**	**742,555**	**735,134**
Net realized gains (losses)	(18,215)	-	(18,215)	-	(18,215)	(1,736)
Net unrealized (losses) gains	(8,279)	8,231 [b]	(48)	1,898	1,850	(2)
Current value adjustments[c]	-	-	-	(424,900)	(424,900)	(65,450)
Provision for losses	-	-	-	1,241	1,241	-
NET INCOME	**310,047**	**10,129**	**320,176**	**(424,900)**	**(104,724)**	**261,935**

[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] FAS 133/159 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings, as required by FAS 133 and FAS 159.
[c] Current value adjustments include the effect of FAS 133/159 adjustments, and the net unrealized losses on equity investments accounted for under equity method.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 June 2008					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	30 June 2008	30 June 2007
Total Current Value Adjustments on Balance Sheet	468,255	35,139	(45,680)	(68,086)	(710,483)	(320,855)	(84,285)
Unrealized losses on Investments[d]						(169,180) [e]	(33,288)
Accumulated Translation Adjustments						65,135 [f]	52,123
Total Current Value Adjustments						**(424,900)**	**(65,450)**

[a] Relates to investments related swaps and equity investments under equity method.
[b] Relates to receivable from members.
[c] Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
[d] Relates to unrealized gains on investments and equity investments classified as available for sale.
[e] Included in Other Comprehensive Income under statutory basis.
[f] Relates to the translation adjustments for the period and current translation effects from FAS 133/159 reversals.

Current Value Income Statements

For the six months ended 30 June 2008, there was a net loss of $104.7 million under the current value basis compared with pre-FAS 133/159 net income of $320.2 million (*see Table 3*). The difference of $424.9 million represents current value adjustments comprising of net unrealized losses of $320.8 million on all outstanding financial instruments (net of $28.2 million unrealized gains on equity investments accounted for under equity method), and $169.2 million on investments classified as available for sale, offset by $65.1 million gains on translation adjustments *(see Table 4)*.

The $424.9 million unfavorable current value adjustment for the six months ended 30 June 2008 ($65.5 million – 2007) represents the change in the current value of all ADB's financial instruments, equity investments accounted for under equity method, and the effects of the adoption of FAS 157 and 159, from 31 December 2007 to 30 June 2008. The adjustment reflects changes in the market environment.

2.3. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio would enter into nonaccrual status. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb the unexpected losses due to such credit risk. One of the key measures of ADB's risk-bearing capacity is the equity-to-loan ratio (ELR) with equity defined as the sum of useable paid-in capital, ordinary reserve, and special reserve and surplus, while loan comprising the sum of outstanding loans and guarantees, less cumulative loan loss reserve and provision. In June 2008, the Board of Directors approved a new capital adequacy framework using an income-based stress test methodology. Under the new framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to nonaccrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 June 2008, the stress test results indicated that, given ELR of 42.3%, ADB had a strong equity capital position in relation to the credit risk in its loan portfolio. With the adoption of this new framework, ADB discontinued the practice of assessing its capital adequacy through a predetermined ELR target of 35%. Aside from unexpected losses, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision. ADB's internal credit risk model provides an estimate of these expected and unexpected credit losses.

2.4. Nonsovereign Operations with Public Borrowers

In September 2005, the Board of Directors approved lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. As of 30 June 2008, ADB has approved loans to state-owned enterprises without sovereign guarantee totaling $255.0 million.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

Net unrealized losses of $8.3 million for the six months ended 30 June 2008 ($313.4 million – 2007) incorporated unfavorable $7.4 million ($313.1 million – 2007) FAS 133/159 adjustments and $0.9 million ($0.3 million – 2007) translation adjustments associated with debt issuances and derivatives in non-functional currencies. The FAS 133/159 adjustments are primarily composed of unfavorable interest rates and foreign currencies movements associated with non-hybrid financial instruments and related swaps of $74.1 million, and investments related swaps of $14.3 million, net of favorable adjustments for hybrid financial instruments and related swaps of $70.4 million, loans related swaps of $9.3 million, and FX forwards of $1.2 million. This net decrease in unrealized losses resulted to a net income of $310.0 million for the six months ended 30 June 2008 compared to $14.0 million for the same period last year.

The $305.7 million favorable change in FAS 133/159 adjustments from June 2007 resulted primarily from the adoption of FAS 157/159 by ADB effective 1 January 2008, where ADB opted to fair value all swapped non-hybrid borrowings, in addition to the hybrid borrowings, which were reported at amortized cost in 2007, and to incorporate its credit risk (spread) in fair valuing these bonds. The total change is attributed to the following:

- $277.3 million favorable change in the fair value of non-hybrid financial instruments and their related swaps, resulted from $181.1 million unrealized gain in the financial instruments due primarily to the adoption of FAS 159 and $96.2 million favorable change in the swap (In 2007, these non-hybrid financial instruments were accounted for under amortized cost basis). Removing the effect of the credit spread on the fair valuation of non-hybrid financial instruments due to the adoption of FAS 157, the unrealized gain would have declined to $18 million. The favorable change in the swap was attributed to the effect of the downward shift in the USD yield curve compared to 30 June 2007, as well as the strengthening of a few major currencies, such as AUD, CHF, EUR, and JPY. In this respect, the swaps were designed to enable ADB to be a floating rate payer and fixed rate receiver, providing ADB a hedge against the movement of interest and currencies, thus matching ADB's floating rate USD assets to its fixed rate liabilities in various currencies;

- $70.4 million increase in unrealized gains on hybrid financial instruments and their related swaps, of which $47 million is due to the inclusion of the credit spread in the valuation of the hybrids. Removing the effect of the credit spread, the hybrids' unrealized gain declined by $25 million, in line with the appreciation of the Japanese Yen against the USD, which strengthened by 13% from June 2007. These hybrids are normally structured with embedded options that would change in value as certain foreign exchange currencies move. The unrealized gain on the hybrids would be offset by the unrealized loss on the swaps, which declined during the period due primarily to declining USD interest rate. On the fair value basis, the hybrids and their related swaps capture their economic hedging relationship. The net effect between the hybrids and their related swaps, excluding the effect of the credit spread, is due primarily to translation adjustment;

- $3.5 million favorable change in the fair value of FX forward contracts; offset by

- $35.6 million decrease in the value of investments related swaps. These asset swaps (interest and currency) are generally intended to turn long dated fixed-rate assets in Euro and JPY into USD floating rate. The unfavorable change in the value of these swaps was driven by the declining USD interest rate;

- $10.7 million decrease in the value of loans related swaps due primarily to a declining interest rate environment;

Afghanistan's ADF debt to be forgiven and charged against ADF income is $89.8 million[2]. Under the policy, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The accumulated provision will be reduced when debt relief is provided on the loan service payment dates. The IDA and IMF Boards will decide when a country has satisfied the conditions for reaching the completion point, upon which, the debt relief will become irrevocable.

Contributed Resources. During the period, $562.3 million contributions for ADF IX (inclusive of compensation for forgone interest) were received and made available for operational commitment, and $40.0 million was allocated from OCR's 2007 net income. These were recorded as contributed resources of ADF in 2008.

Cumulative contributions committed inclusive of discounts on contributions due to accelerated note encashments amounted to $32.1 billion as of 30 June 2008 ($30.6 billion – 31 December 2007), of which contributions available for operational commitments were $31.4 billion ($29.5 billion – 31 December 2007). The $0.7 billion contributions committed but not available ($1.2 billion – 31 December 2007) are comprised of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority available for operations at 30 June 2008 increased to $1.8 billion ($435.4 million – 31 December 2007).

Review of Activities. During the period, 7 ADF loans totaling $289.5 million were approved, compared with 8 approvals totaling $560.1 million for the same period last year. Disbursements for the period totaled $811.7 million, an increase of 43.2% from $567.0 million for the same period in 2007.

As of 30 June 2008, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $512.7 million ($488.9 million – 31 December 2007), $231.3 million ($209.5 million – 31 December 2007) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. the agreements were signed and all conditions are satisfied. During the period, 14 grants totaling $276.5 million (8 grants totaling $117.4 million – 2007) became effective.

Loan Exposure. As of 30 June 2008, ADF's outstanding sovereign loan exposure was $25.6 billion, net of provision for HIPC Debt Relief. There were no outstanding nonsovereign loans.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $7.2 billion as of 30 June 2008 ($7.0 billion - 31 December 2007). About 66.4% of the portfolio was placed in bank deposits and 33.6% was invested in fixed income securities. The annualized rate of return on ADF investments was 3.5% for the six months ended 30 June 2008 (4.4% – 2007).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 June 2008, total TASF resources amounted to $1,390.2 million. Of this, $1,218.7 million had been committed, leaving an uncommitted balance of $171.5 million. During the period, 71 technical assistance grants totaling $53.9 million and 13 supplementary approvals totaling $4.9

[2] Based on the disbursed and outstanding debt as of 20 March 2006, converted to US dollar using the exchange rate as of 7 April 2008.

ended 30 June 2008 shrank to $5.3 million from $11.8 million for the same period in 2007, due to decrease in average volume of investments and decline in yield on US dollar placements.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. As of 30 June 2008, total PEF resources amounted to $146.1 million, of which $140.1 million has been committed, leaving an uncommitted balance of $6.0 million. During the period, PEF received the remaining contributions from Belgium and Norway under the debt-for-development swap agreements amounting to €3.3 million ($5.2 million equivalent) and $5.0 million, respectively. There were no technical assistance/grants which were approved or made effective during the period.

Investment position. As of 30 June 2008, PEF investment portfolio amounted to $59.2 million ($60.7 million – 31 December 2007). Revenue from investments for the six months period ended 30 June 2008 increased to $1.5 million from $1.0 million for the same period in 2007, due to increase in average volume of investments, which was partially offset by the decline in the yield on US dollar placements.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. ADB provided the initial contribution of $40.0 million in May 2007.

As of 30 June 2008, total resources amounted to $41.9 million, $10.2 million of which has been committed, leaving an uncommitted balance of $31.7 million. During the period, four technical assistance grants totaling $2.8 million became effective.

3.8. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 497,257		$ 108,821
INVESTMENTS (Notes C and M)		17,416,060		13,296,943
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes D and M)		2,953,780		5,041,387
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		344,908		427,132
LOANS OUTSTANDING (Notes E and G) (Including FAS 133 adjustment of $495 - 30 June 2008, $538 - 31 December 2007, unamortized net loan origination costs of $54,943 - 30 June 2008, $42,130 - 31 December 2007, net of provision for loan losses of $11,402 - 30 June 2008, $15,043 - 31 December 2007)		32,418,005		30,282,879
EQUITY INVESTMENTS (Notes H and M)		765,707		808,157
ACCRUED INCOME		444,033		464,299
RECEIVABLE FROM MEMBERS		164,468		174,805
RECEIVABLE FROM SWAPS (Notes G, J, and M)				
Borrowings	$ 24,457,715		$ 17,968,867	
Others	843,523	25,301,238	512,089	18,480,956
OTHER ASSETS				
Property, furniture, and equipment	158,500		154,239	
Investment related receivables	215,923		138,149	
Unamortized issuance cost of borrowings	1,807		58,869	
Miscellaneous (Note I)	118,341	494,571	112,536	463,793
TOTAL		**$ 80,800,027**		**$ 69,549,172**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes B, G, J, and M)				
At amortized cost	$ 7,209,993		$ 28,615,661	
At fair value	30,276,786	$ 37,486,779	2,954,704	$ 31,570,365
ACCRUED INTEREST ON BORROWINGS		415,624		388,935
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	23,510,043		16,936,964	
Others	952,694	24,462,737	583,320	17,520,284
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		2,981,771		5,092,316
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	237,486		230,114	
Undisbursed technical assistance commitments	1,749		2,318	
Accrued pension and postretirement medical benefit costs	380,227		368,284	
Miscellaneous (Notes F and I)	122,402	741,864	121,686	722,402
Total liabilities		66,088,775		55,294,302
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 30 June 2008 and 31 December 2007)		57,802,386		55,977,810
Less -"callable" shares subscribed		53,736,950		52,040,702
"Paid-in" shares subscribed		4,065,436		3,937,108
Less - subscription installments not due		16,845		19,664
Subscription installments matured		4,048,591		3,917,444
Less - capital transferred to the Asian Development Fund		77,600		75,151
		3,970,991		3,842,293
Net notional amounts required to maintain value of currency holdings		(679,383)		(661,197)
Ordinary reserve (Note K)		9,499,264		9,245,332
Special reserve (Note K)		205,719		202,847
Loan loss reserve (Note K)		195,062		182,100
Surplus (Note K)		894,594		616,300
Cumulative revaluation adjustments account (Note K)		(23,336)		(110,959)
Cumulative effect of FAS 159 adoption (Note B)		227,500		-
Net income after appropriation				
For the calendar year 2007 (Note K)		-		760,174
For the six months ended 30 June 2008 (OCR-2)		307,175		-
Accumulated other comprehensive income (OCR-4)		113,666		177,980
Total Capital and Reserves		14,711,252		14,254,870
TOTAL		**$ 80,800,027**		**$ 69,549,172**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 651,351	$ 574,121
Interest on investments received	320,460	284,899
Interest received for securities under resale arrangement	3,656	9,887
Interest and other financial expenses paid	(561,256)	(537,938)
Administrative expenses paid	(66,206)	(62,770)
Technical assistance disbursed	(229)	(923)
Others - net	20,497	2,923
Net Cash Provided By Operating Activities	368,273	270,199
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(4,138,813)	(1,966,849)
Net receipts from securities under resale arrangement	84,477	136,899
Net currency and interest rate swaps	1,611	655
Net receipts from future contracts	1,152	99
Principal collected on loans	823,038	711,292
Loans disbursed	(2,618,507)	(1,885,990)
Net equity investments	(56,941)	-
Others	(11,486)	(10,049)
Net Cash Used in Investing Activities	(5,915,469)	(3,013,943)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	7,464,701	8,236,544
Borrowings redeemed	(1,715,168)	(5,597,496)
Issuance expenses paid	(4,856)	(17,895)
Net currency and interest rate swaps	290,315	99,040
Payments from members	6,032	4,030
Resources transferred to ADF	(40,000)	(40,000)
Resources received from CCF	(40,000)	-
Resources transferred to TASF	(23,000)	-
Resources transferred to RCIF	-	(40,000)
Net Cash Provided by Financing Activities	5,938,024	2,644,223
Effect of Exchange Rate Changes on Due from Banks	(2,392)	5,567
Net Increase (Decrease) in Due from Banks	388,436	(93,954)
Due from Banks at Beginning of Period	108,821	205,418
Due from Banks at End of Period	$ 497,257	$ 111,464

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (spread) in valuing certain debt instruments. Note M provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADB's financial assets and liabilities.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, on an instrument-by-instrument basis, with changes in fair value recorded in earnings. The primary objective of FAS 159 is to mitigate volatility in reported income by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. Effective 1 January 2008, ADB adopted the provisions of this statement to fair value all borrowings except those that do not have associated derivative instruments attached to them. Further information relating to the adoption of FAS 159 and the reasons for electing FAS 159 for these financial instruments are discussed in detail in Note M.

continued

NOTE E—LOANS

ADB does not currently sell its loans, nor does it believe there is a market for its loans. As such, loans are reported at their carrying book values.

As of 30 June 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2008	31 December 2007
Indonesia	$ 9,322,248,000	$ 9,425,282,000
China, People's Republic of	7,712,004,000	7,369,841,000
India	5,477,239,000	4,995,982,000
Philippines	3,857,229,000	3,368,054,000
Pakistan	3,614,420,000	2,777,724,000
Others (individually less than 5% of total loans)	2,391,324,000	2,318,909,000
Total loans	$32,374,464,000	$30,255,792,000
Provision for loan losses	(11,402,000)	(15,043,000)
Unamortized net loan origination costs	54,943,000	42,130,000
Net loans outstanding	$32,418,005,000	$30,282,879,000

Loans outstanding as of 30 June 2008 include nonsovereign loans amounting to $1,494,884,000 ($1,279,775,000 - 31 December 2007).

The undisbursed balance of approved loans as of 30 June 2008 was $18,776,673,000 ($19,011,275 - 31 December 2007). This included an undisbursed balance of approved nonsovereign loans amounting to $2,001,975,000 ($1,135,323,000 - 31 December 2007), of which $170,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $378,945,000 ($361,280,000 - 31 December 2007).

Commitment Charge Policy

ADB levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2009. As of 30 June 2008, a total of $4,209,000 commitment charge was waived following this policy. In December 2007, the Board of Directors approved the reduction of the commitment charge

continued

from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of guarantee obligations as of 30 June 2008 and 31 December 2007 covered:

	30 June 2008		31 December 2007	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,055,710,000	$ 1,006,457,000	$ 1,001,492,000	$ 962,160,000
without counterguarantee	356,750,000	283,187,000	280,863,000	271,881,000
	1,412,460,000	1,289,644,000	1,282,355,000	1,234,041,000
Political Risk Guarantees				
with counterguarantee	145,207,000	133,022,000	146,813,000	134,210,000
without counterguarantee	30,100,000	26,039,000	30,462,000	27,306,000
	175,307,000	159,061,000	177,275,000	161,516,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,588,717,000	$ 1,449,655,000	$ 1,460,580,000	$ 1,396,507,000

None of these amounts were subject to call as of 30 June 2008 and 31 December 2007. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 30 June 2008 was $1,017,275,000 ($965,849,000 - 31 December 2007).

As of 30 June 2008, a total liability of $24,788,000 ($13,668,000 - 31 December 2007) relating to stand-by ready obligation for nine partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of

continued

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133. Consequent to the adoption of FAS 159 on 1 January 2008, ADB reports all borrowings at fair value, except those that do not have associated derivative instruments attached to them. Changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding after swaps as of 30 June 2008 was 4.21% (5.89% - 2007).

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 June 2008 and 31 December 2007 consists of 3,546,311 shares amounting to SDR35,463,110,000, all of which have been subscribed. Of the subscribed shares, 3,296,887 shares are "callable", and 249,424 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

In May 2008, the Board of Governors approved the allocation of 2007 net income, after appropriation of guarantee fees to special reserve, of $760,174,000 as follows: a) $87,624,000 representing net unrealized gains from FAS 133 adjustments and equity investments accounted for under equity method, to Cumulative Revaluation Adjustments account; b) $12,962,000 to Loan Loss Reserve; c) $278,294,000 each to Ordinary Reserve and Surplus; d) $40,000,000 each to Asian Development Fund and Climate Change Fund; and e) $23,000,000 to Technical Assistance Special Fund.

As of 30 June 2008, the value of the SDR in terms of the United States dollar was $1.62993 ($1.57848 - 31 December 2007) giving a value for each share of ADB's capital equivalent to $16,299.30 ($15,784.80 - 31 December 2007).

NOTE L—INCOME AND EXPENSES

The average yield on the loan portfolio for the six-month period ended 30 June 2008 was 4.59% (5.18% - 2007) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2008 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 3.71%(4.70% -

continued

FAS 133 and FAS 159 adjustments were composed of:

	30 June 2008	30 June 2007
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps*	$ 70,379,000	$ 9,000
Non-hybrid financial instruments and related swaps*	(74,126,000)	(351,417,000)
Investments related swaps	(14,336,000)	21,240,000
Loans related swaps	9,303,000	19,971,000
FX Forward	1,168,000	(2,354,000)
Amortization of the FAS 133 transition adjustments	186,000	(572,000)
Total	$ (7,426,000)	$ (313,123,000)

*Figures are not comparable due to the adoption of FAS 157 and 159 effective 1 January 2008, where (a) credit risk (spread) were incorporated in fair valuing the outstanding financial instruments, and (b) non-hybrid swapped borrowings which were recorded at amortized cost in 2007, were recorded at fair value in 2008.

Note M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted FAS 157 and FAS 159. FAS 157 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FAS 159 expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the majority of financial assets and liabilities at fair value, on an instrument-by-instrument basis, with changes in fair value recognized in earnings. Fair Value Option may be elected at the time an entity recognizes an eligible financial asset or liability. FAS 159 also allows a one time election for existing financial assets and liabilities, on an instrument-by instrument basis, at the initial adoption date. The adoption of FAS 157 and 159 is applied prospectively and the cumulative effect of changes in valuation of the financial assets and liabilities for which the Fair Value Option have been elected were reported as an adjustment to the 1 January 2008 balance of reserves.

The Fair Value Option

Effective 1 January 2008, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments attached to them. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FAS 133.

Fair Value Measurement

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market,

continued

Assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

		Investments
Balance, 01 January 2008	$	329,298,000
Total gains or (losses) (realized/unrealized)		
Included in earnings		69,000
Included in other comprehensive income		(16,419,000)
Purchases, sales, and paydowns		15,587,000
Transfers out of Level 3		(101,700,000)
Balance, 30 June 2008	$	226,835,000

Liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

		Borrowings
Balance, 01 January 2008	$	5,034,939,000 *
Total losses (realized/unrealized)		
Included in earnings		(571,219,000)
Included in other comprehensive income		(39,964,000)
Issuances, redemptions, and maturities		1,600,032,000
Balance, 30 June 2008	$	6,023,788,000
The amount of net gains for the period included in earnings attributable to the change in net unrealized gains relating to liabilities still held at the reporting date	$	334,209,000

* Issued bonds that are primarily denominated in non G-7 currencies were reclassified from level 2 to 3, as their valuations are less dependent on observable market data. (G-7 currencies: USD, EUR, GBP, JPY, AUD, CHF, CAD)

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 June (Unaudited)		31 December
DUE FROM BANKS		$ 34,525		$ 2,945
INVESTMENTS (Notes C and J)		7,125,014		6,894,724
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and J)		42,107		58,178
LOANS OUTSTANDING (Notes B, E, and K) (Net of provision for HIPC Debt Relief of $89,192,000 - 30 June 2008; nil - 31 December 2007)		25,577,812		24,017,992
ACCRUED REVENUE		114,405		91,695
DUE FROM CONTRIBUTORS		1,934,764		1,678,404
OTHER ASSETS		43,613		36,495
TOTAL		**$ 34,872,240**		**$ 32,780,433**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Advance payments on contributions (Note B)		$ 84,057		$ 117,573
Deferred credits		540		504
Payable to related funds (Note F)		36,273		30,170
Investment related payables		74,680		-
Undisbursed grant commitments (Note I)		880,344		682,582
Total Liabilities		1,075,894		830,829
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and G)	$ 30,622,816		$ 28,725,096	
Unamortized discount (Note B)	(54,711)	30,568,105	(46,711)	28,678,385
Set-aside resources		77,600		75,151
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund (Note G)		744,246		703,986
		31,389,951		29,457,522
Accumulated surplus		2,749,693		2,243,408
Accumulated other comprehensive income (ADF-4)		(343,298)		248,674
Total Fund Balance		33,796,346		31,949,604
TOTAL		**$ 34,872,240**		**$ 32,780,433**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 107,862	$ 92,339
Interest on investments received	124,323	142,785
Interest on resale arrangement received	430	1,123
Net cash received from other sources	617	559
Administrative expenses paid	(73,637)	(69,420)
Grants disbursed	(86,336)	(36,928)
Financial expenses paid	(9)	(17)
Net Cash Provided by Operating Activities	73,250	130,441
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	48,273	(326,520)
Net receipts from securities under resale arrangement	16,150	453
Principal collected on loans	326,335	303,955
Loans disbursed	(798,226)	(554,729)
Net Cash Used in Investing Activities	(407,468)	(576,841)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	324,917	454,060
Cash received from ordinary capital resources	40,000	40,000
Cash Provided by Financing Activities	364,917	494,060
Effect of Exchange Rate Changes on Due from Banks	881	145
Net Increase in Due from Banks	31,580	47,805
Due from Banks at Beginning of Period	2,945	2,602
Due from Banks at End of Period	$ 34,525	$ 50,407

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note K, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning to benefit borrowers. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 June 2008, 14 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates from their concurrence. The conversions resulted to a realized gain of $662,104,000 with a corresponding reduction in other comprehensive income.

continued

The estimated fair value of the investments by contractual maturity as of 30 June 2008 and 31 December 2007 are as follows:

	30 June 2008	31 December 2007
Due in one year or less	$5,586,276,000	$6,628,294,000
Due after one year to five years	1,396,479,000	166,849,000
Due after five years to ten years	142,259,000	99,581,000
Total	$7,125,014,000	$6,894,724,000

The annualized rate of return on the average investments held during the six-month period ended 30 June 2008 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.89% (4.43% - 2007). If unrealized gains and losses were included, the annualized rate of return would have been 3.48% (4.38% - 2007).

NOTE D—SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value and the cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

There were no outstanding securities transferred under lending arrangement as of 30 June 2008 and 31 December 2007.

NOTE E—LOANS

As of 30 June 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2008	31 December 2007
Pakistan	$ 5,877,270,000	$ 5,444,555,000
Bangladesh	5,745,697,000	5,399,187,000
Sri Lanka	2,716,832,000	2,539,657,000
Viet Nam	2,529,557,000	2,298,804,000
Nepal	1,558,124,000	1,486,034,000
Indonesia	1,134,844,000	-
Others (individually less than 5% of total loans)	6,104,680,000	6,849,755,000
Total loans	25,667,004,000	24,017,992,000
Provision for HIPC Debt Relief	(89,192,000)	-
Net loans outstanding	$25,577,812,000	$24,017,992,000

continued

NOTE J—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADF as of 30 June 2008 were reported based on the following:

		Fair Value Measurements		
	30 June 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 7,125,014,000	$ 2,076,872,000	$ 5,048,142,000	$ -
Securities purchased under resale arrangement	42,107,000	-	42,107,000	-
Total	$ 7,167,121,000	$ 2,076,872,000	$ 5,090,249,000	$ -

NOTE K—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief.

The HIPC initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. Thus far, Afghanistan is the only borrower that has qualified for HIPC debt relief (See Note E).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 June (Unaudited)**	**31 December**
DUE FROM BANKS	$ 4,159	$ 1,306
INVESTMENTS (Notes C and H)	319,416	295,078
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D and H)	1,507	-
ACCRUED REVENUE	503	788
DUE FROM CONTRIBUTORS (Note G)	34,089	68,489
OTHER ASSETS (Note E)	15,853	11,264
TOTAL	**$ 375,527**	**$ 376,925**

LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note E)	$ 199	$ 88
UNDISBURSED COMMITMENTS (Note F)	203,829	183,718
UNCOMMITTED BALANCES (TASF-2) (Note G), represented by:		
Unrestricted net assets	171,499	193,119
TOTAL	**$ 375,527**	**$ 376,925**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 57,769	$ 30,708
Interest on investments received	5,862	6,395
Net cash received from other activities	87	305
Technical assistance disbursed	(33,821)	(35,404)
Financial expenses paid	(5)	(2)
Net Cash Provided by Operating Activities	29,892	2,002
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(24,859)	1,565
Net payments for securities purchased under resale arrangement	(1,610)	(1,991)
Net Cash Used in Investing Activities	(26,469)	(426)
Effect of Exchange Rate Changes on Due from Banks	(570)	92
Net Increase in Due from Banks	2,853	1,668
Due from Banks at Beginning of Period	1,306	1,828
Due from Banks at End of Period	$ 4,159	$ 3,496

The accompanying notes are an integral part of these financial statements (TASF-4).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

NOTE E—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Receivable from:		
ADF	$4,757,000	$1,419,000
JSF	-	2,000
RCIF	2,000	-
Agency Trust Funds - net	35,000	-
Total	$4,794,000	$1,421,000
Payable to:		
OCR	$ 109,000	$ 14,000
JSF	36,000	-
Agency Trust Funds - net	-	35,000
	$ 145,000	$ 49,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion or cancellation of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2008, a net amount of $6,087,000 ($3,683,000 - 2007) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. Of this, $34,089,000 was recorded as "Due from Contributors" and is payable throughout the replenishment period of four years in accordance with the encashment schedule. Contributions for the period ended 30 June 2008 pertain to the direct and voluntary contributions of India and Pakistan amounting to Rs10.0 million ($250,000 equivalent) and $70,000 respectively.

In May 2008, the Board of Governors approved the allocation of $23,000,000 to the TASF from the 2007 OCR net income.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 489	$ 1,728	$ 2,217	$ 564	$ 185	$ 749
INVESTMENTS (Notes C and H)	35,478	214,860	250,338	34,958	215,146	250,104
ACCRUED REVENUE	93	567	660	44	247	291
OTHER ASSETS (Note E) [1]	19	4,440	4,422	18	4,497	4,428
TOTAL	**$ 36,079**	**$ 221,595**	**$ 257,637**	**$ 35,584**	**$ 220,075**	**$ 255,572**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E) [1]	$ 37	$ 160	$ 160	$ 87	$ 296	$ 296
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	741	85,738	86,479	793	82,925	83,718
TOTAL LIABILITIES	778	85,898	86,639	880	83,221	84,014
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	135,697	135,697	-	136,854	136,854
Temporarily restricted	27,573	-	27,573	27,545	-	27,545
	27,573	135,697	163,270	27,545	136,854	164,399
Net Accumulated Investment Income						
Temporarily restricted	7,728	-	7,728	7,159	-	7,159
	35,301	135,697	170,998	34,704	136,854	171,558
TOTAL	**$ 36,079**	**$ 221,595**	**$ 257,637**	**$ 35,584**	**$ 220,075**	**$ 255,572**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account of $37,000 ($87,000 - 31 December 2007).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)			2007 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 17,373	$ 17,373	$ -	$ 27,674	$ 27,674
Interest on investments received	519	3,218	3,737	756	5,842	6,598
Technical assistance disbursed	(85)	(18,951)	(19,036)	(169)	(16,337)	(16,506)
Administrative expenses paid	-	(667)	(667)	-	(581)	(581)
Financial expenses paid	(0)	(0)	(0)	-	-	-
Net cash received from other sources	11	58	69	48	151	199
Net Cash Provided by Operating Activities	445	1,031	1,476	635	16,749	17,384
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(520)	286	(234)	(756)	(17,197)	(17,953)
Net receipts from (payments for) securities purchased under resale arrangement	-	264	264	-	(78)	(78)
Net Cash (Used in) Provided by Investing Activities	(520)	550	30	(756)	(17,275)	(18,031)
Effect of Exchange Rate Changes on Due from Banks	-	(38)	(38)	-	5	5
Net (Decrease) Increase in Due from Banks	(75)	1,543	1,468	(121)	(521)	(642)
Due from Banks at Beginning of Period	564	185	749	1,865	3,035	4,900
Due from Banks at End of Period	$ 489	$ 1,728	$ 2,217	$ 1,744	$ 2,514	$ 4,258

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (JSF-4).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

There were no outstanding securities purchased under resale arrangement as of 30 June 2008 and 31 December 2007.

NOTE E—OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

		30 June	31 December
Amounts Receivable by:			
JSF from:	ACCSF	$ 37,000	$ 87,000
	TASF	36,000	-
	Agency Trust Funds - net	99,000	-
	Total	$ 172,000	$ 87,000
Amounts Payable by:			
JSF to:	Ordinary Capital Resources	$ 142,000	$ 159,000
	TASF	-	2,000
	Agency Trust Funds - net	-	24,000
	Total	$ 142,000	$ 185,000
ACCSF to:	JSF	$ 37,000	$ 87,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2008, an amount of $2,705,000 ($1,371,000 - 2007) was thus written back as a reduction in TA, $17,000 ($37,000 - 2007) of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects that have not been disbursed.

NOTE G—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 June 2008, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $27,573,000 ($27,545,000 - 31 December 2007).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)		31 December	
DUE FROM BANKS	$	455	$	603
INVESTMENTS (Notes C and E)		13,971		6,749
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and E)		1,225		1,157
PROPERTY, FURNITURE, AND EQUIPMENT		124		118
DUE FROM CONTRIBUTORS		-		11,716
OTHER ASSETS		2,252		2,024
TOTAL	**$**	**18,027**	**$**	**22,367**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$	4,597	$	4,075
UNCOMMITTED BALANCES (ADBISF-2)		13,430		18,292
TOTAL	**$**	**18,027**	**$**	**22,367**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 12,163	$ 11,263
Interest on investments received	54	38
Expenses paid	(5,674)	(5,033)
Others - net	150	8
Net Cash Provided by Operating Activities	6,693	6,276
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(6,579)	(4,587)
Net receipts from (payments for) securities under resale arrangements	113	(288)
Net Cash Used in Investing Activities	(6,466)	(4,875)
Effect of Exchange Rate Changes on Due from Banks	(375)	(426)
Net (Decrease) Increase in Due from Banks	(148)	975
Due from Banks at Beginning of Period	603	696
Due from Banks at End of Period	$ 455	$ 1,671

The accompanying notes are an integral part of these financial statements (ADBISF-4).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are recorded as assets and reported at estimated fair value. Securities received are not re-pledged under securities lending arrangements. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 30 June 2008 were reported based on the following:

		Fair Value Measurements		
	30 June 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 13,971,000	$ –	$ 13,971,000	$ –
Securities purchased under resale arrangement	1,225,000	–	1,225,000	–
Total	$ 15,196,000	$ –	$ 15,196,000	$ –

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 7,974	$ 161
INVESTMENTS (Notes C and E)	312,416	366,524
ACCRUED REVENUE	319	375
ADVANCES FOR GRANTS	61,300	62,443
TOTAL	**$ 382,009**	**$ 429,503**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 141	$ 363
UNDISBURSED COMMITMENTS (Note D)	337,433	389,132
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	44,435	40,008
TOTAL	**$ 382,009**	**$ 429,503**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 5,396	$ 11,810
Cash received from other sources	155	106
Grants disbursed	(50,580)	(54,052)
Administrative and financial expenses paid	(1,266)	(896)
Net Cash Used In Operating Activities	(46,295)	(43,032)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	54,108	47,193
Net Increase in Due from Banks	7,813	4,161
Due from Banks at Beginning of Period	161	283
Due from Banks at End of Period	$ 7,974	$ 4,444

The accompanying notes are an integral part of these financial statements (ATF-4).

continued

The annualized rate of return on the average investments held during the six-month period ended 30 June 2008, based on the portfolio held at the beginning and end of each month, was 3.23% (5.28% - 2007).

NOTE D—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. There were no undisbursed amounts written back as of 30 June 2008 ($34,000 - 2007).

Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects which have not been disbursed. There were no grants which became effective or completed/cancelled during the period ended 30 June 2008.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ATF as of 30 June 2008 were reported based on the following:

		Fair Value Measurements		
	30 June 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 312,416,000	$ -	$ 312,416,000	$ -

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 June (Unaudited)**	**31 December**
DUE FROM BANKS	$ 10,613	$ 1,601
INVESTMENTS (Notes C and F)	59,224	60,690
ACCRUED REVENUE	163	121
DUE FROM CONTRIBUTORS (Note E)	4,133	6,395
ADVANCES FOR GRANTS	2,019	1,007
TOTAL	**$ 76,152**	**$ 69,814**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 19	$ 30
UNDISBURSED COMMITMENTS (Note D)	70,085	73,237
UNCOMMITTED BALANCES (PEF-2) (Note E), represented by: Unrestricted net assets	6,048	(3,453)
TOTAL	**$ 76,152**	**$ 69,814**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,094	$ 11,110
Interest on investments received	1,429	968
Cash received from other sources	89	93
Grants and technical assistance disbursed	(4,163)	(763)
Administrative and financial expenses paid	(75)	(15)
Net Cash Provided by Operating Activities	10,374	11,393
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(942)	(8,051)
Effect of Exchange Rate Changes on Due from Banks	(420)	(6)
Net Increase in Due from Banks	9,012	3,336
Due from Banks at Beginning of Period	1,601	1,618
Due from Banks at End of Period	$ 10,613	$ 4,954

The accompanying notes are an integral part of these financial statements (PEF-4).

continued

The annualized rate of return on the average investments held during the six-month period ended 30 June 2008, based on the portfolio held at the beginning and end of each month, was 5.04% (5.70% - 2007).

NOTE D—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed. There were no grants which became effective or completed/cancelled during the period ended 30 June 2008.

NOTE E—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway and Belgium's contributions.

During the period, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). Of this amount, A$4,300,000 ($4,133,000 equivalent) has not been received as of 30 June 2008 and was recorded as "Due from Contributors".

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 1,438	$ 1,240
INVESTMENTS (Notes C and F)	40,011	39,925
ACCRUED REVENUE	15	61
ADVANCES FOR GRANTS	149	-
TOTAL	**$ 41,613**	**$ 41,226**
UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 9	$ 9
UNDISBURSED COMMITMENTS (Note D)	9,954	7,400
UNCOMMITTED BALANCES (RCIF-2) (Note E), represented by: Unrestricted net assets	31,650	33,817
TOTAL	**$ 41,613**	**$ 41,226**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 40,000
Interest on investments received	687	166
Cash received from other sources	24	-
Technical assistance disbursed	(416)	-
Administrative and financial expenses paid	(10)	-
Net Cash Provided by Operating Activities	285	40,166
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	(87)	(39,166)
Net Increase in Due From Banks	198	1,000
Due from Banks at Beginning of Period	1,240	-
Due from Banks at End of Period	$ 1,438	$ 1,000

The accompanying notes are an integral part of these financial statements (RCIF-4).

continued

The annualized rate of return on the average investments held during the six-month period ended 30 June 2008, based on the portfolio held at the beginning and end of each month, was 3.20% (5.28% - 2007).

NOTE D—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed. There were 4 technical assistance grants which became effective during the period ended 30 June 2008.

NOTE E—CONTRBUTIONS AND UNCOMMITTED BALANCES

In May 2007, the Board of Governors approved the allocation of $40,000,000 to the RCIF from the 2006 OCR net income. There were no contributions received for the period ending 30 June 2008.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 30 June 2008 were reported based on the following:

		Fair Value Measurements		
	30 June 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 40,011,000	$ -	$ 40,011,000	$ -

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2008
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)
ASSETS		
DUE FROM BANKS	$	1,000
INVESTMENTS (Notes C and E)		39,000
ACCRUED REVENUE		31
TOTAL	**$**	**40,031**
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES (CCF-2) (Note D), represented by:		
Unrestricted net assets	$	40,031
TOTAL	**$**	**40,031**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Period 7 April to 30 June 2008
Expressed in Thousands of United States Dollars (Note B)

		2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$	40,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments		(39,000)
Due from Banks at End of Period	$	1,000

The accompanying notes are an integral part of these financial statements (CCF-4).

continued

NOTE C—INVESTMENTS

All investments held as of 30 June 2008 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 30 June 2008, based on the portfolio held at the beginning and end of each month, was 2.64%.

NOTE D—CONTRIBUTIONS

In May 2008, the Board of Governors approved the allocation of $40,000,000 to the CCF from the 2007 OCR net income.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of CCF as of 30 June 2008 were reported based on the following:

		Fair Value Measurements		
	30 June 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 39,000,000	$ -	$ 39,000,000	$ -

END